EXHIBIT 15.1

The Board of Directors

Seaspan Corporation

We consent to the incorporation by reference in the Registration Statement (No. 33-151329) on Form F-3D, registration statement (No. 333-168938) on Form F-3, registration statement (No. 333-173207) on Form S-8 and registration statement (No. 333-180895) on Form F-3ASR of Seaspan Corporation of our report dated March 18, 2013, with respect to the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 20-F of Seaspan Corporation.

/s/ KPMG LLP

Chartered Accountants

March 18, 2013

Vancouver, Canada